SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of April 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Notification of Major Interests in Shares dated 4 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 11 April 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Stephen Devany

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins PLC

2 Name of shareholder having a major interest:
Schroder Investment Management Limited and the following subsidiary, holding or affiliated companies: Schroder Unit Trusts Limited, Schroder Investment Management North America Limited, Schroder Investment Management North America

Inc. and Schroders plc.

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
The registration is in respect of shares held and/or managed by Schroder Investment Management Limited and its holding, subsidiary and affiliated companies mentioned at point 2 above (those other companies also being deemed interested by virtue of the Companies Act 1985).

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
4 April 2002

12 Total holding following this notification:
Not notified

13 Total percentage holding of issued class following this notification:
Not notified (see additional information)

14 Contact name for queries:
Stephen Devany

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Stephen Devany
Head of Corporate Communications

17 Date of notification:

5 April 2002

Additional Information:

13. The notification is in respect of the notified shareholder's interest decreasing to less than 10% of the company's issued ordinary share capital.

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